SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)

Centrus Energy Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
15643U104
(CUSIP Number)
Neil S. Subin, 222 Lakeview Avenue, Suite 160-365, West Palm Beach, Florida, 33401 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 12, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 6 pages

________________

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	15643U104	13D	Page 2 of 6

1	NAME OF REPORTING PERSON
Neil S. Subin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[x]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
860,315
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
860,315
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
860,315
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.3%

14	TYPE OF REPORTING PERSON
IN-OO

SCHEDULE 13D

Item 1.	Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the common stock (the “Common Stock”) of Centrus Energy Corp. (the “Company” or the “Issuer”), whose principal executive offices are located at 6901 Rockledge Drive, Suite 800, Bethesda, MD 20817. The positions reported in this Schedule 13D were originally reported on a Schedule 13G filed by Lloyd I. Miller III (“Mr. Miller”) on November 3, 2014 (as subsequently amended (collectively, the “Miller Schedule 13G”)).

Item 2.	Identity and Background

This statement is filed by Neil S. Subin (“Mr. Subin” or the “Reporting Person”). The Reporting Person’s principal business address is 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida 33405. Mr. Subin’s principal occupation is investing assets held, among others, by or on behalf of certain entities owned by or for the benefit of the family of the late Mr. Miller (the “Miller Family”) and other entities. During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been a party to civil proceedings of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Subin is a United States citizen. Mr. Subin assumed the roles described in Item 3 in relation to Milfam LLC and other entities related to the Miller Family on or about January 12, 2018, following the death of Lloyd I. Miller III. Mr. Subin does not have any pecuniary interest in any of the Common Stock of the Issuer owned by other Miller Family entities described in this Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The purpose of this filing is to report that Mr. Subin has succeeded to the position of President and Manager of Milfam LLC, which serves as manager, general partner, or investment advisor of a number of entities formerly managed or advised by the late Lloyd I. Miller, III. Mr. Subin also serves as trustee of a number of Miller family trusts.

Mr. Subin is on the Board of Directors of the Company.

All of the Shares purchased by Broadbill Partners II, L.P. (“Broadbill II”), which may be deemed to be beneficially owned by Mr. Subin, were purchased with funds generated and held by the Broadbill II.

Mr. Miller was the managing member and manager of Milfam LLC (“Milfam LLC”). Milfam LLC is (i) the advisor to various entities, including Trust C (“Trust C”), LIM III - Trust A-4 (“LIM III - Trust A-4”), and MBM - Trust A-4 (“MBM - Trust A-4”) and (ii) the general partner of Milfam II L.P. (“Milfam II”). All of the Shares purchased by LIM III - Trust A-4 were purchased with funds generated and held by LIM III - Trust A-4. The aggregate purchase price for the Shares purchased by LIM III - Trust A-4 was approximately $621,867.00. All of the Shares purchased by MBM - Trust A-4 were purchased with funds generated and held by MBM - Trust A-4. The aggregate purchase price for the Shares purchased by MBM - Trust A-4 was approximately $621,867.00. All of the Shares purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the Shares purchased by Trust C was approximately $456,149.00. All of the Shares Mr. Miller was deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was approximately $3,423,210.00.

Mr. Miller was the trustee for a certain generation skipping trust, Catherine Miller GST (the “Catherine GST”). All of the Shares Mr. Miller was deemed to beneficially own as the trustee for Catherine GST were purchased with funds generated and held by the Catherine GST. The aggregate purchase price for the Shares Mr. Miller was deemed to beneficially own as trustee of the Catherine GST was approximately $21,099.00.

Mr. Miller was the settlor of an individual retirement trust account (the “SEP IRA”). All of the shares of Common Stock held by the SEP IRA were purchased with personal funds generated and contributed to the SEP IRA by Mr. Miller. The purchase price for the shares of Common Stock held by the SEP IRA was approximately $1,209,859.00.

All of the Shares purchased by Lloyd I. Miller, III Revocable Trust (“LIM Revocable Trust”) were purchased with funds generated and held by the LIM Revocable Trust. The aggregate purchase price for the Shares purchased by the LIM Revocable Trust was approximately $556,248.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 4.	Purpose of the Transaction

The Common Stock covered by the Statement were acquired by Mr. Miller for investment purposes in the ordinary course of his business as an investor as further described in the Miller Schedule 13G.

The purpose of this filing is to report that Mr. Subin has succeeded to the position of President and Manager of Milfam LLC, which serves as manager, general partner, or investment advisor of a number of entities formerly managed or advised by the late Lloyd I. Miller, III. Mr. Subin also serves as trustee of a number of Miller family trusts. Mr. Subin is also on the Board of Directors of the Company.

The Reporting Person is in the process of deciding which investment approach with respect to the Issuer that the Reporting Person believes will maximize stockholder value. The Reporting Person will update this Schedule 13D as necessary and advisable to disclose any plans, proposals, or purposes with respect to the Issuer.

Except in connection with the matters described above in this Item 4 and herein and matters contemplated hereby, Mr. Subin does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Subin reserves the right to change plans and take any and all actions that Mr. Subin may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Mr. Subin in light of his general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Mr. Subin may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5.	Interest in Securities of the Issuer

Mr. Subin has succeeded to the position of President and Manager of Milfam LLC, which serves as manager, general partner, or investment advisor of a number of entities formerly managed or advised by the late Lloyd I. Miller, III. Mr. Subin also serves as trustee of a number of Miller family trusts.

(a)       Mr. Subin may be deemed to beneficially own 860,315 shares of Common Stock, which is equal to approximately 11.3% of the outstanding shares, based on 7,632,669 shares of Common Stock outstanding, as reported in the Company’s Form 10-Q filed on November 14, 2017. As of the date hereof, 95,858 of the shares of Common Stock are owned of record by LIM III - Trust A-4, 95,858 of the shares of Common Stock are owned of record by MBM - Trust A-4, 36,776 of the shares of Common Stock are owned of record by Trust C, 96,973 of the shares of Common Stock are owned of record by the SEP IRA, 348,422 of the shares of Common Stock are owned of record by Milfam II, 113,771 of the shares of Common Stock are owned of record by LIM Revocable Trust, 5,000 of the shares of Common Stock are owned of record by Catherine GST, 62,657 of the shares of Common Stock are owned of record by Broadbill II and 5,000 of the shares of Common Stock are owned of record by Mr. Subin directly.

(b)       Mr. Subin may have been deemed to have sole voting and dispositive power for all such shares of Common Stock held of record by LIM III - Trust A-4, MBM - Trust A-4, Trust C, LIM Revocable Trust, the SEP IRA, Milfam II, Catherine GST, Broadbill II and Mr. Subin directly.

(c)       Not Applicable.

(d)        Persons other than Mr. Subin have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e)       Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Materials to be Filed as Exhibits:

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2018

By: /s/ Neil S. Subin

Neil S. Subin